

January 30, 2019

Timothy P. Noyes
Chief Executive Officer
Proteon Therapeutics, Inc.
200 West Street
Waltham, MA 02451

> **Re: Proteon Therapeutics, Inc.**
> **Registration Statement on Form S-3**
> **Filed December 18, 2018**
> **File No. 333-228865**

Dear Mr. Noyes:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Donald Field at 202-551-3680 with any questions.

Sincerely,

Division of Corporation Finance
Office of Healthcare & Insurance